Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

Highlands REIT, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$20,000,000.00(1)	0.00014760	$2,952.00(2)
Fees Previously Paid	—		—
Total Transaction Valuation	$20,000,000.00
Total Fees Due for Filing			$2,952.00
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$2,952.00

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based on the maximum aggregate purchase price to be paid for shares of common stock.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying $20,000,000.00 by 0.00014760.